SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 3)*

The Coast Distribution System, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

190345 10 8

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 19 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 190345 10 8	Page 2 of 19 Pages

1..	Names of Reporting Persons. Robert E. Robotti

2..	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3..	SEC Use Only

4..	Source of Funds
AF

5..	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6..	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 401,421

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 401,421

11..	Aggregate Amount Beneficially Owned by Each Reporting Person
401,421

12..	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13..	Percent of Class Represented by Amount in Row (11)
9.0%

14..	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 190345 10 8	Page 3 of 19 Pages

1..	Names of Reporting Persons. Robotti & Company, Incorporated

2..	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3..	SEC Use Only

4..	Source of Funds
WC

5..	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6..	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 38,700

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 38,700

11..	Aggregate Amount Beneficially Owned by Each Reporting Person
38,700

12..	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13..	Percent of Class Represented by Amount in Row (11)
Less than 1%

14..	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 190345 10 8	Page 4 of 19 Pages

1..	Names of Reporting Persons. Robotti & Company, LLC

2..	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3..	SEC Use Only

4..	Source of Funds
WC

5..	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6..	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 18,950

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 18,950

11..	Aggregate Amount Beneficially Owned by Each Reporting Person
18,950

12..	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13..	Percent of Class Represented by Amount in Row (11)
Less than 1%

14..	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 190345 10 8	Page 5 of 19 Pages

1..	Names of Reporting Persons. Robotti & Company Advisors, LLC

2..	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3..	SEC Use Only

4..	Source of Funds
WC

5..	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 14,750

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 14,750

11..	Aggregate Amount Beneficially Owned by Each Reporting Person
14,750

12..	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13..	Percent of Class Represented by Amount in Row (11)
Less than 1%

14..	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 190345 10 8	Page 6 of 19 Pages

1..	Names of Reporting Persons. Suzanne Robotti

2..	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3..	SEC Use Only

4..	Source of Funds
PF

5..	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6..	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 20,000

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 20,000

Reporting
Person With	10.	Shared Dispositive Power: -0-

11..	Aggregate Amount Beneficially Owned by Each Reporting Person
20,000

12..	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13..	Percent of Class Represented by Amount in Row (11)
Less than 1%

14..	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 190345 10 8	Page 7 of 19 Pages

1..	Names of Reporting Persons. Kenneth R. Wasiak

2..	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3..	SEC Use Only

4..	Source of Funds
AF

5..	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6..	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 342,721

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 342,721

11..	Aggregate Amount Beneficially Owned by Each Reporting Person
342,721

12..	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13..	Percent of Class Represented by Amount in Row (11)
7.7%

14..	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 190345 10 8	Page 8 of 19 Pages

1..	Names of Reporting Persons. Ravenswood Management Company, L.L.C.

2..	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3..	SEC Use Only

4..	Source of Funds
AF

5..	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6..	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 342,721

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 342,721

11..	Aggregate Amount Beneficially Owned by Each Reporting Person
342,721

12..	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13..	Percent of Class Represented by Amount in Row (11)
7.7%

14..	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 190345 10 8	Page 9 of 19 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 241,535

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 241,535

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
241,535

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
5.4%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 190345 10 8	Page 10 of 19 Pages

1.	Names of Reporting Persons. Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 101,186

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 101,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
101,186

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.3%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 11 of 19 Pages

                 This Statement on Schedule 13D Amendment No. 3 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement on Schedule 13D relating to shares of the Common Stock, $0.001 par value per share (the "Common Stock"), of The Coast Distribution System, Inc. ("Coast" or the "Issuer") filed on August 31, 2005 with the Commission, as amended by the Statement on Schedule 13D Amendment No. 1 and Amendment No. 2 thereto, filed on June 27, 2006 and March 23, 2007 with the Commission (as so amended, the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Wasiak, RMC, and RIC, the "Reporting Persons").

                 Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti.

                 Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

                 The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC and RI is 52 Vanderbilt Avenue, New York, New York, 10017.  RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York, New York, 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company and Robotti Advisors is included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 190345 10 8			Page 12 of 19 Pages

Item 3.			Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

               The aggregate purchase price of the 5,000 shares of Common Stock held by ROBT is $26,252.00 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital funds.

               The aggregate purchase price of the 18,950 shares of the Common Stock held by Robotti & Company is $97,362.28 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

               The aggregate purchase price of the 14,750 shares of the Common Stock held by Robotti Advisors is $25,207.83 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

               The aggregate purchase price of the 20,000 shares of the Common Stock held by Suzanne Robotti is $8,051.00 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

               The aggregate purchase price of the 241,535 shares of the Common Stock held by RIC is $1,474,787.12 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

               The aggregate purchase price of the 101,186 shares of the Common Stock held by RI is $528,891.98 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 5.			Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of March 27, 2008, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(6)(7)(8)	401,421	0	401,421	9.04%
ROBT (1)(2)(3)(4)	38,700	0	38,700	**
Robotti & Company (1)(3)	18,950	0	18,950	**
Robotti Advisors (1)(4)	14,750	0	14,750	**
Suzanne Robotti (1)(5)(6)	20,000	20,000	0	**
Wasiak (1)(7)(8)	342,721	0	342,721	7.72%
RMC (1)(7)(8)	342,721	0	342,721	7.72%
RIC (1)(7)	241,535	0	241,535	5.44%
RI(1)(8)	101,186	0	101,186	2.28%

SCHEDULE 13D
CUSIP No. 190345 10 8			Page 13 of 19 Pages

                       * Based on 4,439,225 shares of Common Stock, $0.001 par value per share, outstanding as of November 1, 2007, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2007.
                     **  Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person and any other person named or referenced herein.
              (2) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 5,000 shares of Common Stock owned by ROBT.
              (3) Each of Mr. Robotti and ROBT shares with Robotti & Company the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 18,950 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (4) Each of Mr. Robotti and ROBT shares with Robotti Advisors the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 14,750 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (5) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of, 20,000 shares of Common Stock.
              (6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.
              (7) Each of Messrs. Robotti and Wasiak and RMC shares with RIC the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 241,535 shares of Common Stock owned by RIC.
              (8) Each of Messrs. Robotti and Wasiak and RMC shares with RI the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 101,186 shares of Common Stock owned by RI.

(c) The table below lists all the transactions in the Issuer's Common Stock since the most recent filing by the Reporting Persons.  All such transactions were made by Robotti & Company, RIC and RI in the open market.

Transactions in Shares Since the Most Recent Filing of this Schedule 13D.

Party	Date of Purchase or Sale	Number of Shares of the Common Stock	Buy or Sell	Price Per Share

RI	04/19/2007	900	BUY	$7.3644
RIC	04/20/2007	1,050	BUY	$7.3897
RI	04/20/2007	450	BUY	$7.3897
RIC	04/23/2007	490	BUY	$7.40
RI	04/23/2007	210	BUY	$7.40
RIC	04/25/2007	1,600	BUY	$7.3769
RIC	04/26/2007	840	BUY	$7.377
RI	04/26/2007	360	BUY	$7.377
RIC	04/27/2007	6,900	BUY	$7.3669
RI	04/27/2007	3,000	BUY	$7.3669
RIC	04/30/2007	6,440	BUY	$7.2855
RI	04/30/2007	2,760	BUY	$7.2855
RIC	05/01/2007	8,190	BUY	$7.1913
RI	05/01/2007	3,510	BUY	$7.1913
RIC	05/02/2007	2,660	BUY	$7.18
RI	05/02/2007	1,140	BUY	$7.18
RIC	05/04/2007	1,470	BUY	$7.1407
RI	05/04/2007	630	BUY	$7.1407

SCHEDULE 13D
CUSIP No. 190345 10 8			Page 14 of 19 Pages

RIC	05/07/2007	7,400	BUY	$7.0488
Robotti & Company Discretionary Customer	05/21/2007	(300)	SELL	$6.60
RIC	08/14/2007	1,550	BUY	$6.00
RI	08/14/2007	1,550	BUY	$6.00
RIC	08/16/2007	200	BUY	$5.85
RI	08/16/2007	200	BUY	$5.85
RIC	08/17/2007	1,350	BUY	$5.9907
RI	08/17/2007	1,350	BUY	$5.9907
RIC	08/20/2007	1,950	BUY	$5.5917
RI	08/20/2007	1,950	BUY	$5.5917
RIC	08/21/2007	300	BUY	$5.6754
RI	08/21/2007	300	BUY	$5.6754
RIC	08/22/2007	1,750	BUY	$5.6729
RI	08/22/2007	1,750	BUY	$5.6729
RIC	08/28/2007	1,875	BUY	$5.83
RI	08/28/2007	1,875	BUY	$5.83
RIC	08/29/2007	1,025	BUY	$5.73
RI	08/29/2007	1,025	BUY	$5.73
RIC	10/30/2007	7,700	BUY	$5.6151
RI	10/30/2007	3,300	BUY	$5.6151
RIC	03/18/2008	2,324	BUY	$4.9991
RI	03/18/2008	997	BUY	$4.9991
RI	03/24/2008	400	BUY	$5.00
RIC	03/26/2008	1,750	BUY	$5.00
RI	03/26/2008	750	BUY	$5.00
RIC	03/27/2008	1,400	BUY	$4.95
RI	03/27/2008	600	BUY	$4.95

(d)

No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)			Not Applicable.

Item 6.			Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Statement is hereby amended and restated to read as follows::

              Each of the Reporting Persons is a party to an Amended and Restated Joint Filing Agreement dated as of March 28, 2008 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 4 and incorporated herein by reference.

              Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists between the Reporting Persons and any other person that relates to the acquisition, disposition, voting or holding of any securities of the Issuer.

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 15 of 19 Pages

Item 7.	Materials To Be Filed As Exhibits

The following documents are filed herewith or have been previously filed:

1.  Joint Filing Agreement dated August 30, 2005 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

2. Letter dated June 26, 2006, from The Ravenswood Investment Company, L.P. to Thomas R. McGuire, Chairman and Chief Executive Officer, The Coast Distribution System, Inc.

3. Letter dated March 23, 2007, from The Ravenswood Investment Company, L.P. to Thomas R. McGuire, Chairman and Chief Executive Officer, The Coast Distribution System, Inc.

4.  Amended and Restated Joint Filing Agreement dated March 28, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 190345 10 8			Page 16 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 28, 2008

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

	/s/ Suzanne Robotti	By:	/s/ Kenneth R. Wasiak

	Suzanne Robotti		Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member

Its General Partner

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 17 of 19 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

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